ASX RELEASE | November 11, 2020 | ASX: PLL; NASDAQ: PLL

SPODUMENE CONCENTRATOR PILOT TESTWORK LAUNCHED
•	Pilot testwork will be completed on a 50t sample of ore collected from Piedmont’s Core Property
•	SGS Canada will complete dense medium and flotation pilot work over the coming weeks
•	Concentrate produced will be used in internal and third-party lithium hydroxide pilot programs
•	Results will be used to support definitive feasibility and detailed design engineering

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it will partner with SGS Canada, Inc. (“SGS”) in Lakefield, Ontario to complete a pilot-scale spodumene concentrator testwork program using a bulk sample collected from the Piedmont Lithium Project in North Carolina.
The Company collected over 50 tonnes of mineralized pegmatite from 17 locations across the Company’s Core Property in February 2020.  Samples were collected from near surface pegmatites located in areas of early, middle, and late year production.  Sample locations relative to Piedmont’s Mineral Resources are depicted in Figure 1.

Piedmont Lithium
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
S Corridor
B Corridor
F Corridor
Core Property
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Drillholes
Bulk Sample Site
500 m

Figure 1 – Bulk Sampling locations on the Company’s Core Property

Figure 2 – Bulk Sampling in February 2020

The pilot plant design will be based on the results of prior testwork programs and will be used to support both definitive feasibility study of the Company’s planned concentrate operations as well as detailed design engineering of the full-scale operations.  Figure 3 outlines the basic block flow diagram of the pilot program.

Bulk Sample
Middlings Recrush (-3.3mm)
Secondary Coarse DMS
Magnetic Separation
Coarse DMS Final Concentrate
Raw ore Desliming (-1.0mm)
Dense Medium Separation Prep
Primary Coarse DMS (6.35mm x 3.3mm)
Magnetic Tailings
Coarse DMS Tailings
Magnetic Separation
Fine DMS Final Concentrate
Grinding and Desliming
Primary Fine DMS (3.3mm x 1.0mm)
Secondary Fine DMS
Magnetic Separation
Magnetic Tailings
Fine DMS Tailings
Dewatering Cyclone
Mica Rougher Flotation
Scrubbing, Desliming and Conditioning
Spodumene Rougher Flotation
1° Cleaner Flotation
2° Cleaner Flotation
Mica Concentrate
Flotation Tailings (Byproducts Feed)
Flotation Concentrate

Figure 3 – Block Diagram of the Pilot Plant Operations

The pilot program will target production of a large sample of spodumene concentrate with at least 6.0% Li2O and less than 1.0% Fe2O3 for use in future pilot-scale lithium hydroxide testwork programs that Piedmont will complete as part of Definitive Feasibility Study of the Company’s planned integrated lithium chemical plant.

Figure 4 – Pilot Plant Setup at SGS Canada

The pilot scale testwork is viewed by the Company as a critical step in ensuring future commissioning and ramp-up success.  Additionally, the bulk sample collected targeted a range of potential concentrator feed conditions, including low-grade zones and diluted feed.  Testing variable conditions rather than an optimized feed will help inform engineering design and eliminate potential operational bottlenecks during the project design phase.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are pleased to continue our partnership with SGS Canada on this important pilot-scale testwork program, which will underpin our upcoming definitive feasibility study as well as future detailed design engineering of our spodumene concentrator.  The program will enable Piedmont to complete future lithium hydroxide testwork programs and also supply large samples of spodumene concentrate to our key customer, Tesla, for their own testing purposes.”
For further information, contact:
Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement

The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

This announcement has been authorized for release by the Company’s President & CEO, Keith D. Phillips.
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